EXHIBIT 1.1
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THE  STOCK  EXCHANGE  OF HONG  KONG  LIMITED  TAKES NO  RESPONSIBILITY  FOR THE
CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ANNOUNCEMENT.


                           [GRAPHIC OMITTED -- LOGO]
                                    AsiaSat

                       ASIA SATELLITE TELECOMMUNICATIONS
                                HOLDINGS LIMITED
                          [Chinese characters omitted]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)


                            RULE 13.09 ANNOUNCEMENT

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This announcement is made pursuant to rule 13.09 of the Listing Rules.

The Board refer to the recent reports on the successful launches of two PRC satellites, namely, Sinosat 3 and Chinasat 6B (the "NEW SATELLITES"). The Board also note certain recent reports on the arrangement (the "REPORTED ARRANGEMENT") relating to the transmission of television programs by Chinese television broadcasters in the PRC via satellites shall switch to transmit television programs via the New Satellites commencing from 1 August 2007, and that such switching of transmission satellites shall complete by 25 September 2007 (the "MOVE"). Such Move will, if and when completed, result in Chinese television broadcasting customers of the Group switching away from transmitting television programs via the Group's satellites and this will have an adverse impact on the Company's performance.

The Group has not received any formal notice from its Chinese television broadcasting customers on the Move and the Board is not in a position to verify the contents of the Reported Arrangement. Investors and shareholders of the Company are advised to take caution when dealing in the shares of the Company.

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This announcement is made pursuant to rule 13.09 of the Listing Rules.

The Board refer to the recent reports on the successful launches of the New Satellites, namely, Sinosat 3 and Chinasat 6B. The Board also note certain reports on the Reported Arrangement whereby Chinese television broadcasters shall switch to transmit television programs via the New Satellites commencing from 1 August 2007, and that such Move shall complete by 25 September 2007.

The remaining service periods of the transmission service contracts between the
Group  and  its   Chinese   television   broadcasting   customers   range  from

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approximately  11 to 23 months but there is no assurance  that these  customers will stay on the Group's satellites until the expiry of the relevant transmission service contracts.

Early termination of the Group's existing transmission service contracts as a result of the Move and/or failure to keep these customers in the future could have an adverse impact on the Group's performance. These Chinese television broadcasting customers accounted for approximately 8.8% of the Group's total revenue for the year ended 31 December 2006.

The Group has not received any formal notice from its Chinese television broadcasting customers on the Move and the Board is not in a position to verify the contents of the Reported Arrangement. However, the Group will continue to monitor the latest development of the situation and explore possible means to minimise any adverse impact arising from the Move. Investors and shareholders of the Company are advised to take caution when dealing in the shares of the Company.


DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"BOARD"                    the board of directors of the Company;

"COMPANY"                  Asia Satellite Telecommunications Holdings Limited;

"GROUP"                    the Company and its subsidiaries;

"HONG KONG"                the Hong Kong Special  Administrative  Region of the
                           People's Republic of China;

"LISTING RULES"            the Rules Governing the Listing of Securities on the
                           Stock Exchange of Hong Kong Limited;

"MOVE"                     the switching of Chinese television  broadcasters in
                           transmitting   television   from  via  the   Group's
                           satellites to the New Satellites;

"NEW SATELLITES"           Sinosat 3 and Chinasat 6B;

"PRC"                      the People's Republic of China; and

"REPORTED ARRANGEMENT"     the  arrangement  relating  to the  transmission  of
                           television programs via the New Satellites in the PRC.

                                               By Order of the Board
                                                     SUE YEUNG
                                                 Company Secretary

Hong Kong, 2 August 2007

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As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE DIRECTORS:
Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:
Mr. MI Zeng Xin (CHAIRMAN)         Mr. Ronald J. HERMAN, Jr. (DEPUTY CHAIRMAN)
Mr. John F. CONNELLY               Mr. DING Yu Cheng
Mr. Mark CHEN                      Mr. JU Wei Min
Ms. Nancy KU                       Mr. KO Fai Wong

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN
Mr. Robert SZE
Mr. James WATKINS


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